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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D/A	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D/A	Page 9 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 10 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,217,976 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,217,976 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,217,976 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.8% beneficial ownership of the voting stock based on the 175,712,740 shares of Common Stock outstanding as of April 10, 2011 as reported in the Issuer’s Form 10-Q filed May 20, 2011

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 11 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to shares of common stock, no par value (the “Common Stock”), of Whole Foods Market, Inc., a Texas corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	GEI V is the record owner of 13,147,037 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 3,943,687 shares of Common Stock as of the date of this statement. Thyme is the record owner of 127,252 shares of Common Stock as of the date of this statement.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Seiffer, is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael Kirton, and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan, Kirton, and Purdy is a Canadian citizen. Each of Messrs. Sokoloff and Seiffer is a United States citizen.

CUSIP No. 966837106	Schedule 13D/A	Page 12 of 16 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The securities purchase agreement entered into by the Investors and the Issuer on November 5, 2008 and amended on April 12, 2009 (as amended, the “Purchase Agreement”), gives the Investors a contractual right to designate two persons for nomination for election to the Issuer’s board of directors (the “Board”) so long as the Reporting Persons’ aggregate holdings of the Issuer’s Common Stock is at least 10% of the shares then outstanding. The Investors automatically lose the right to designate two persons for nomination for election to the Board if the Reporting Persons’ holdings of the Issuer’s Common Stock drops below the 10% threshold, but retain a contractual right to designate one person for nomination for election to the Board so long as the Reporting Persons’ holdings remain at or above 7% of the shares outstanding at any given time. At all times that the Investors have the right to designate persons for nomination for election to the Board, the Issuer is obligated to nominate such designees, and to recommend the shareholders vote in favor of such designees.

On July 29, 2011, the Reporting Persons sold an aggregate of 115,615 shares at a weighted average price per share of $67.1191 on the open market for total proceeds of $7,759,974.75, net of commissions. Specifically, GEI V sold 88,280 shares, GEI Side V sold 26,481 shares, and Thyme sold 854 shares. On August 1, 2011, the Reporting Persons sold an aggregate of 41,133 shares at a weighted average price per share of $66.9235 on the open market for total proceeds of $2,752,764.33, net of commissions. Specifically, GEI V sold 31,408 shares, GEI Side V sold 9,421 shares, and Thyme sold 304 shares. On August 2, 2011, the Reporting Persons sold an aggregate of 7,825 shares at a weighted average price per share of $66.1600 on the open market for total proceeds of $517,702.00, net of commissions. Specifically, GEI V sold 5,975 shares, GEI Side V sold 1,792 shares, and Thyme sold 58 shares. As a result of dilution caused by issuances of Common Stock by the Issuer, and the reduction in the Reporting Persons’ holdings of the Issuer’s Common Stock caused by the transactions reported herein, the Reporting Persons’ aggregate holdings of the Issuer’s Common Stock fell below the aforementioned 10% threshold, based on the 175,712,740 shares of Common Stock reported as outstanding as of April 10, 2011 on the Issuer’s Form 10-Q filed May 20, 2011. The Investors thus lost their contractual right to designate two persons for nomination for election to the Board and at the next annual meeting of the Issuer will be entitled to designate one person for nomination for election to the Board.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 966837106	Schedule 13D/A	Page 13 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	17,217,976	17,217,976	9.8%
GEI Side V	0	17,217,976	17,217,976	9.8%
Thyme	0	17,217,976	17,217,976	9.8%
Jonathan D. Sokoloff	0	17,217,976	17,217,976	9.8%
Jonathan A. Seiffer	0	17,217,976	17,217,976	9.8%
Other Reporting Persons	0	17,217,976	17,217,976	9.8%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. Each day’s sales were effected in a series of open market transactions made on that day, and the price per share reported is the weighted average price per share with commissions deducted.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI V	July 29, 2011	88,280	$67.1191
GEI Side V	July 29, 2011	26,481	$67.1191
Thyme	July 29, 2011	854	$67.1191
GEI V	Aug. 1, 2011	31,408	$66.9235
GEI Side V	Aug. 1, 2011	9,421	$66.9235
Thyme	Aug. 1, 2011	304	$66.9235
GEI V	Aug. 2, 2011	5,975	$66.1600
GEI Side V	Aug. 2, 2011	1,792	$66.1600
Thyme	Aug. 2, 2011	58	$66.1600

(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 966837106	Schedule 13D/A	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of August 4, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

GEI Capital V, LLC

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

CUSIP No. 966837106	Schedule 13D/A	Page 15 of 16 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan A. Seiffer

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM

John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Senior Vice President

Michael S. Solomon	Senior Vice President

Usama N. Cortas	Principal

J. Kristofer Galashan	Principal

Alyse M. Wagner	Principal

Michael J. Kirton	Vice President

Oliver U. Nordlinger	Vice President

John J. Yoon	Vice President

Lily W. Chang	Vice President – Procurement

Lance J.T. Schumacher	Vice President – Tax